UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 600
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Advances Its US Southeast DaaS Business with a Bolt-On Land Survey Company Acquisition Offer
99.2	Zenatech Announces Green UAS Application for the IQ Nano Drone to Advance US Defense Opportunities and Closes Sixth Land Survey Company Acquisition
99.3	ZenaTech Signs Offer to Acquire North Carolina Land Surveying Company to Expand State Operations and Government Customers
99.4	ZenaTech Expands Drone as a Service (DaaS) for Government and Defense with Offer to Acquire a Virginia-Headquartered Tri-State Land Survey and Engineering Firm Serving Major US Federal Clients

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer